Certain identified information has been omitted from this exhibit because it is both not material and is the type that the registrant treats as private or confidential. [Redacted] indicates that information has been omitted.

Certain exhibits and schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K and the Instructions
as to Exhibits of Form 20-F.

WESTERN LITHIUM USA CORPORATION

-AND-

KV PROJECT LLC

-AND-

MF2, LLC

GROSS REVENUE ROYALTY AGREEMENT February 6, 2013

Fasken Martineau DuMoulin LLP

Barristers and Solicitors

Global Mining Group

TABLE OF CONTENTS

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TABLE OF CONTENTS

( continued)

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GROSS REVENUE ROYALTY AGREEMENT

THIS ROYALTY AGREEMENT dated as of the 6th day of February, 2013.

AMONG:

Western Lithium USA Corporation, a corporation existing under the laws of British Columbia, located at 654-999 Canada Place,
Vancouver, British Columbia, V6C 3E1

("Parentco")

AND:

KV Project LLC, a limited liability company existing under the laws of Nevada, located at 3685 Lakeside Drive, Reno, Nevada, 89509

(the "Payor")

AND:

MF2, LLC, a limited liability company formed under the laws of

Delaware, with a registered office at cio Corporate Service Company,
2711 Centerville Road, Suite 400, Wilmington, Delaware 19808

(the "Recipient")

WHEREAS Parentco, Payor, Western Lithium Corporation, Recipient and RK Mine Finance (Master) Fund II L.P. entered into a royalty purchase agreement on February 4, 2013 (the "Royalty Purchase Agreement");

AND WHEREAS the Royalty Purchase Agreement provides that the Payor shall pay to the Recipient a gross revenue royalty on all minerals mined, produced or otherwise recovered from the Property.

NOW THEREFORE, for good and valuable consideration (the receipt and sufficiency of which is acknowledged by each of the Parties), the Parties agree as follows:

ARTICLE 1
INTERPRETATION

1.1 Definitions

In this Royalty Agreement, unless otherwise provided:

(1) "Abandonment Property" has the meaning provided in Subsection 7 .2(1);

(2) "Additional Property" means all mineral claims, leases or other rights that the Payor or its Affiliates may, at any time and from time to time, hereinafter acquire or hold, in whole or in part, within the Area of Interest and all claims that can be acquired under option;

(3) "Affiliate" means any Person that directly or indirectly controls, is controlled by, or is under common control with, a Party. For purposes of the preceding sentence, "control" means possession, directly or indirectly, of the power to direct or cause direction of management and policies through ownership of voting securities, contract, voting trust or otherwise;

(4) "Applicable Law" or "Law" in respect of any Person, property, transaction or event, means all laws, statutes, treaties, regulations, and enforceable judgments, orders and decrees applicable to that Person, property, transaction or event and, in each case having the force of law, all applicable official directives, rules, protocols, consents, approvals, authorizations, guidelines, orders and policies of any governmental body having or purporting to have authority over that Person, property, transaction or event;

(5) "Area of Interest" means the area wholly or partly within 2 kilometers from the circumambient boundaries of the Property; and if there is any Additional Property that has been staked or otherwise acquired by Payor or its Affiliates, then that Additional Property will be deemed to be included in the Property and the Area of Interest will extend to the area wholly or partly within 2 kilometers from the circumambient boundaries of such Additional Property;

(6) "Business Day" means a day that is not a Saturday, Sunday or any other day which is a statutory holiday or a bank holiday in Bermuda, London, United Kingdom, Reno, Nevada, New York City, New York and Vancouver, British Columbia;

(7) "Confidential Information" has the meaning provided in Subsection 9.1(1);

(8) "Disposal" means any disposal by any means including dumping, incineration, spraying, pumping, injecting, depositing or burying;

(9) "Encumbrance" means any mortgage, pledge, lien, charge or other form of security interest or interest in the nature of a security interest;

(10) "Environment" includes the air, surface water, groundwater, body of water, any land, soil or underground space even if submerged under water or covered by a structure, all living organisms and the interacting natural systems that include components of air, land, water, organic and inorganic matters and living organisms and the environment or natural environment as defined in any Environmental Law and "Environmental" will have a similar extended meaning;

(11) "Environmental Laws" means all Applicable Laws relating in whole or in part to the Environment including but not limited to those relating to the storage, generation, use, handling, manufacture, processing, transportation, import, export, treatment, Release or Disposal of any Hazardous Substance;

(12) "Governmental Body" means any national, state, regional, municipal or local government, governmental department, commission, board, bureau, agency, authority or instrumentality, or any Person exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to any of the foregoing entities, including all tribunals, commissions, boards, bureaux, arbitrators and arbitration panels, and any authority or other Person controlled by any of the foregoing;

(13) "Gross Revenue" means, subject to the provisions of Sections 3.7 and 3.8, proceeds received by the Payor for the Sale of Products from the Property, whether processed on or off of the Property, determined as follows:

(a) if Products are sold by the Payor in the form of Raw Products, Intermediate Products or Refined Products ( excluding Refined Products described in Subsection l.1(13)(b) below), then the Gross Revenue in respect of such Products will be equal to the amount of gross proceeds received by the Payor from the physical sale of such Products;

(b) if Products are sold by the Payor in the form of Refined Product and the outtumed metal from which meets the relevant specifications for Refined Products that have prices regularly quoted on the London Metal Exchange ("LME"), then Gross Revenue shall be deemed to mean the net number of pounds (or in the case of silver or gold, troy ounces) of Refined Product returned to, or credited to the account of, the Payor and/or its Affiliates by the applicable smelter, refinery or other treatment facility in a calendar quarter, multiplied by the average LME prices for such Refined Product for the calendar quarter in which such Refined Product is so returned or credited; and

( c) if there is a Loss of Products, then the Gross Revenue will be equal to the sum of the insurance proceeds in respect of such Loss and any Gross Revenue from the Sale of such Products, determined under this Subsection 1.1 (13);

(14) "Hazardous Substance" means any pollutant, contaminant, waste, hazardous substance, hazardous material, toxic substance, dangerous substance or dangerous good as defined, judicially interpreted or identified in any Environmental Law;

(15) "Indemnified Parties" has the meaning provided in Section 6.1;

(16) "Intermediate Products" means concentrates (including potassium sulfate, lithium carbonate, sodium sulfate, leachates, precipitates, and other concentrates), dore and other intermediate products, if any, produced from Raw Products, but shall not include Refined Products, if any;

(17) "Loss" means an insurable loss of or damage to Products, whether or not occurring on or off the Property and whether the Products are in the possession of the Payor or otherwise;

(18) "Materials" has the meaning provided in Section 4.3;

(19) "NI 43-101" means National Instrument 43-101 - Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators as now in effect and as amended from time to time;

(20) "Notice" has the meaning provided in Section 10.5;

(21) "Operations Report" has the meaning provided in Section 5.2;

(22) "Parties" means the parties to this Royalty Agreement and "Party" means any one of them;

(23) "Permitted Mortgage" means a mortgage or other security interest granted by the Payor over the Property for the sole purpose of securing project finance in relation to the development of the Payor's or its Affiliate's mining operations on the Property;

(24) "Permitted Mortgagee" means a mortgagee of a Permitted Mortgage;

(25) "Person" means an individual, a partnership, a corporation, a Governmental Body, a trustee, any unincorporated organization and the heirs, executors, administrators or other legal representatives of an individual and words importing "Person" have similar meaning;

(26) "Products" means Raw Products, Intermediate Products and Refined Products produced from ores extracted, mined and removed from the Property, it being the intent that all products produced from ores extracted, mined and removed from the Property and that generate revenues to the Payor shall be included in the calculation of the Royalty;

(27) "Property" means mining claims and millsites located in Humboldt County, Nevada as set out in Schedule "A" to this Royalty Agreement together with any present or future renewal, extension, modification, substitution, amalgamation, succession, conversion, demise to lease, relocation, renaming or variation of any of those mining claims or additional acquired interests that derive directly from those mining claims or additional acquired interests (whether granting or conferring the same, similar or any greater rights and whether extending over the same or a greater or lesser domain) and shall automatically include any Additional Property;

(28) "Quarter" and "Quarterly" mean the period commencing on the date that the Payor first receives payment for the Sale of Product or the out-turn of refined metals by a refinery to the Payor's pool account in respect of Products andexpiring on the day preceding the next occurring 1st day of January, April, July or October and thereafter each successive period of 3 calendar months;

(29) "Raw Products" means mean ore produced from the Property in the form of run of mine ore, direct shipment ore and other similar crude or raw ore produced from the Property without further processing other than crushing and includes but is not limited to hectorite clay;

(30) "Recipient" shall refer to the Recipient, its Affiliates or successors in interest, including without limitation any assignees;

(31) "Refined Products" means refined Products produced from Intermediate Products through subsequent smelting and/or refining and in each case produced from Raw Products and/or Intermediate Products produced from the Property;

(32) "Release" includes releasing, spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, migrating, escaping, leaching, disposing, dumping, depositing, spraying, burying, abandoning, incinerating, seeping or placing, or any similar action defined in any Environmental Law;

(33) "Repurchase Option" has the meaning provided in Section 2.5;

(34) "Royalty" means the royalty in respect of Gross Revenue granted to the Recipient pursuant to this Royalty Agreement;

(35) "Royalty Agreement" means this Gross Revenue Royalty Agreement;

(36) "Royalty Purchase Agreement" has the meaning provided in the Recitals to this Royalty Agreement;

(37) "Royalty Purchase Payment" means an aggregate of $20,000,000, provided that if the Recipient does not pay the Additional Purchase Price (as defined in the Royalty Purchase Agreement) as a result of failure by the Vendors (as defined in the Royalty Purchase Agreement) to meet the conditions set out in section 2.1.3 of the Royalty Purchase Agreement or otherwise when it is due and payable thereunder, such amount will, from that time going forward without any retroactive effect, mean the aggregate of $11,000,000;

(38) "Royalty Reduction Option" has the meaning provided in Subsection 2.5(1);

(39) "Royalty Reduction Payment" means $20,000,000, provided that if the Recipient does not pay the Additional Purchase Price (as defined in the Royalty Purchase Agreement) as a result of failure by the Vendors ( as defined in the Royalty Purchase Agreement) to meet the conditions set out in section 2.1.3 of the Royalty Purchase Agreement or otherwise when it is due and payable thereunder, such amount will, from that time going forward without any retroactive effect, mean $11,000,000;

(40) "Sale" or "Sold" means the earlier of:

(a) transfer of title to Products from the Payor to a buyer (and includes a transfer of title to Products transported off the Property that Payor elects to have credited to or held for its account by a smelter, refiner or broker), or

(b) any Loss prior to any transfer or deemed transfer of title to Products;

(41) "Surrender Date" has the meaning provided in Subsection 7.2(1);

(42) "Trading Activities" has the meaning provided in Section 3.8;

(43) "WLC Royalty" means the royalty granted to the Recipient pursuant to the WLC Royalty Agreement;

(44) "WLC Royalty Agreement" means the agreement between Parentco, the Recipient and Western Lithium Corporation dated the date hereof; and

(45) "WLC Royalty Reduction Option" has the meaning provided in Subsection 2.5(3).

1.2 Schedules

Schedule "A", which is attached to this Royalty Agreement, is by reference incorporated into and forms part of this Royalty Agreement.

1.3 Severability

If any one or more of the provisions contained in this Royalty Agreement is held to be invalid, illegal or unenforceable in any respect under the Law of any jurisdiction, the validity, legality and enforceability of such provision will not in any way be affected or impaired thereby under the Law of any other jurisdiction and the validity, legality and enforceability of the remaining provisions contained herein will not in any way be affected or impaired thereby.

1.4 Performance on Holidays

If any action is required to be taken pursuant to this Royalty Agreement on or by a specified date which is not a Business Day, then such action will be valid if taken on or by the next Business Day.

1.5 Calculation of Time

In this Royalty Agreement, a period of days will be deemed to begin on the first day after the event which began the period and to end at 5:00 p.m. (Reno time) on the last day of the period. If, however, the last day of the period does not fall on a Business Day, the period will terminate at 5:00 p.m. (Reno time) on the next Business Day.

1.6 Currency

Unless otherwise indicated, all references to currency herein, including "$" are to lawful money of the United States.

1.7 Consent

Whenever a provision of this Agreement requires an approval or consent and such approval or consent is not delivered within the applicable time limit, then, unless otherwise specified, the Party whose consent or approval is required shall be conclusively deemed to have withheld its approval or consent.

1.8 Headings

The headings to the articles and sections of this Royalty Agreement are inserted for convenience only and will not affect the construction hereof.

1.9 Other Matters of Interpretation

In this Royalty Agreement:

(1) the singular includes the plural and vice versa;

(2) the masculine includes the feminine and vice versa;

(3) references to "Article", "Section", "Subsection" and "Schedule" are to articles, sections, subsections and schedules of this Royalty Agreement, respectively;

(4) all provisions requiring a Party to do or refrain from doing something will be interpreted as the covenant of that Party with respect to that matter notwithstanding the absence of the words "covenants" or "agrees" or "promises";

(5) all provisions requiring a Party to do something will be interpreted as including the covenant of that Party to cause that thing to be done when the Party cannot directly perform the covenant but can indirectly cause that covenant to be performed, whether by an Affiliate under its control or otherwise; and

(6) the words "hereto", "herein", "hereby", "hereunder", "hereof' and similar expressions when used in this Royalty Agreement refer to the whole of this Royalty Agreement and not to any particular Article, Section, Subsection, Schedule or portion thereo£

ARTICLE 2

GROSS REVENUE ROYALTY

2.1 Gross Revenue Royalty

The Payor hereby grants and reserves for the benefit of the Recipient, the Royalty in all Products, and covenants to pay to the Recipient, the Royalty on all Products that are Sold on and subject to the terns of this Royalty Agreement. The Royalty shall be a non-administrative, non-executive and non-working royalty.

2.2 Royalty Rate

Subject to Section 2.5, the amount of the Royalty payable by the Payor to the Recipient pursuant to this Royalty Agreement will equal the following:

(1) 8% of Gross Revenue until aggregate royalty payments equal to the Royalty Purchase Payment have been paid under this Royalty Agreement and/or the WLC Royalty Agreement; and

(2) thereafter, 3.5% of Gross Revenue.

In no event may the Payor, in determining Gross Revenue, deduct the cost of mining, milling, leaching, smelting, refitting or any other processing costs, or costs associated with transportation, insurance, storage selling, marketing, brokerage, taxes or royalties, incurred or paid by the Payor.

2.3 Interest in the Property

The Parties intend that the Royalty, to the extent permissible under Applicable Law, constitutes an interest in the Property and agree that:

(1) the Royalty will run with the title to the Property, and any disposition or transfer of the Property, or any interest therein, shall be subject to the Royalty;

(2) any sale or other disposition by the Payor of any interest in the Property will be effective only in accordance with Section 8.2 hereof;

(3) the Payor will, upon request by the Recipient, sign and deliver to the Recipient, and the Recipient may register or otherwise record against the Property, this Royalty Agreement or a notice of this Royalty Agreement, and any other similar document or documents as the Recipient may reasonably request that will have the effect of giving notice of the existence of the Royalty to third Persons, protecting the Recipient's right to receive the Royalty, and securing payment of the Royalty and the covenants and obligations of the Payor under this Royalty Agreement; and

(4) if any Additional Property is acquired, the Payor agrees to execute and deliver such document or documents as the Recipient may reasonably request to acknowledge that the Royalty is applicable thereto including, without limitation, any registration or recording document of the nature contemplated in Subsection 2.3(3).

2.4 Term

The Royalty shall exist in perpetuity. If any right, power or interest of either Party under this Royalty Agreement would violate the rule against perpetuities or equivalent rule under Applicable Law, then the term or other provision of such right, power or interest shall automatically be revised and reformed as necessary to comply with the rule under Applicable Law, and this Agreement shall not be terminated solely as a result of a violation of the rule against perpetuities or equivalent rule under Applicable Law.

2.5 Reduction in Rate of Gross Revenue Royalty

(1) The Payor may at any time elect to reduce the rate of the Royalty to 1.75% of Gross Revenue (the "Royalty Reduction Option") upon delivery of Notice to the Recipient and payment of the Royalty Reduction Payment to the Recipient. Effective on the date that is 30 calendar days following the date of exercise of the Royalty Reduction Option, the rate of Royalty set forth in Section 2.2 will no longer be applicable, and instead the Royalty hereunder will be assessed at a rate of 1.75% of Gross Revenue.

(2) The Royalty Reduction Payment is in addition to any other amounts due from the Payor to the Recipient. For greater certainty, any royalty payments paid at the rate of 8% or 3.5%, as applicable, shall not be deductible from the Royalty Reduction Payment in Subsection 2.5(1) above. All other remaining provisions of this Royalty Agreement shall remain unamended.

(3) Pursuant to the WLC Royalty Agreement, the Recipient has granted to the "Payor'" thereunder, Western Lithium Corporation (who is an affiliate of the Payor), a royalty reduction option in section 2.5(1) of the WLC Royalty Agreement on the same terms and conditions as the Royalty Reduction Option set forth in Subsection 2.5(1) of this Agreement (the "WLC Royalty Reduction Option"). If Western Lithium Corporation exercises the WLC Royalty Reduction Option then the Royalty hereunder will be reduced to a rate of 1.75% of Gross Revenue automatically and for no further consideration concurrent with the reduction in the royalty taking effect under the WLC Royalty Agreement.

ARTICLE 3
PAYMENTS

3.1 Commencement of Mining and Accrual of Payment Obligation

(1) The Payor must give 15 Business Days' written Notice to the Recipient prior to the commencement of mining within the Property.

(2) Following the Payor's first receipt of payment for the Sale of Products from the Property the Payor must calculate and pay for each Quarter, the Royalty in accordance with the provisions of this Article 3.

3.2 Payments

Royalty payments will be due and payable Quarterly on the last day of the month next following the end of the calendar Quarter in which the obligation to pay the same accrued. The Royalty payments will be accompanied by an Operations Report.

3.3 Audit and Adjustments

All Royalty payments will be considered final and in full satisfaction of all obligations of the Payor unless the Recipient gives the Payor written Notice describing and setting forth an objection to the determination or calculation of the Royalty within one year after receipt by the Recipient of the Operations Report referred to in Section 5.2 that relates to the Royalty payment in question. If the Recipient objects to a particular Operations Report, then the Recipient shall have the right, for a period of 90 days after the Payor receives Notice of such objection, upon reasonable Notice and at all reasonable times, to have the Payor's accounts and records relating to the calculation of the Royalty in question audited by an independent firm of certified public accountants selected by the Recipient. If such audit determines that there has been a deficiency or an excess in the payment made to the Recipient, such deficiency or excess will be resolved by adjusting the next Quarterly Royalty payment due. The Recipient will pay all costs of such audit unless a deficiency of 5% or more of the amount due to the Recipient is determined to exist. The Payor will pay the costs of such audit if a deficiency of 5% or more of the amount due to the Recipient is determined to exist. Failure on the part of the Recipient to make claim on the Payor for adjustment in such one-year period will establish the correctness of the Royalty payment and preclude the filing of exceptions thereto or making of claims for adjustment thereon; provided however that if fraud or gross negligence is reasonably determined by the Recipient to exist in respect of any Royalty payment, then no time limit shall preclude audits and adjustments on past Royalty payments.

3.4 Currency and Wire Transfer

All Royalty payments must be made in United States dollars without demand, notice, setoff, or reduction, via the transfer of immediately available funds to such bank account as the Recipient may nominate in writing to the Payor from time to time.

3.5 Books and Records

All books and records used by the Payor to calculate the Royalty due hereunder will be kept according International Financial Reporting Standards as adopted by the International Accounting Standards Board.

3.6 Payor to use Commercial Endeavours

The Payor must use its commercial endeavours to sell Product derived from the Property as soon as commercially reasonable and, subject to this Royalty Agreement, on such terms, including bona fide Trading Activities that the Payor in its sole discretion determines.

3. 7 Sales to or Processing by Affiliates

The Payor will be permitted to sell Products to an Affiliate of the Payor, provided that such Sales will be deemed, for the purposes of this Royalty Agreement, to have been Sold at prices and on terms no less favourable to the Payor than those that would be extended by an unaffiliated third Person in an arm's length transaction under similar circumstances. The Payor will be permitted to contract with an Affiliate of the Payor or an unaffiliated third Person for the processing of Products, provided that such contract is on an arm's length basis at market terms.

3.8 Trading Activities of the Payor

The Payor will have the right to market and sell Products in any manner it may elect, and will have the right to engage in forward sales, futures trading or commodity options trading and other price hedging, price protection, and speculative arrangements ("Trading Activities") which may involve the possible physical delivery of Products. The Royalty will not apply to, and the Recipient will not be entitled or required to participate in, any gain or loss of the Payor or its Affiliate in Trading Activities or in the actual marketing or Sales of Products delivered pursuant to Trading Activities. In determining the Royalty payable on any Products delivered pursuant to Trading Activities, the Payor will not be entitled to deduct from Gross Revenue any losses suffered by the Payor or its Affiliates in Trading Activities. In the event that the Payor engages in Trading Activities, the Royalty will be determined on the basis of the value of Products produced and without regard to the price or proceeds actually received by the Payor, for or in connection with the Sale, or the manner in which a Sale to a third Person is made by the Payor. In the event that the Payor engages in Trading Activities in respect of Products other than refined metals, the Gross Revenue will be determined on the basis of the value of such Products ex headframe or minesite loading facility in the case of ores or ex mill or other treatment facility in the case of other Products. The Parties agree that the Recipient is not a participant in the Trading Activities of the Payor, and therefore the Royalty will not be diminished or improved by losses or gains of the Payor in any such Trading Activities.

ARTICLE 4

OPERATION OF THE PROPERTY

4.1 Payor to Determine Operations

The Recipient acknowledges and agrees that any decision to commence, pursue, suspend or cease mining on the Property is solely a matter for the Payor.

4.2 Commingling

Commingling of Products from the Property with other ores, doré, concentrates, precipitates, metals, minerals or mineral by-products produced elsewhere is permitted, provided that:

(1) reasonable and customary procedures are established for the weighing, sampling, assaying and other measuring or testing necessary to fairly allocate valuable metals contained in such Products and in the other ores, dore, concentrates, metals, minerals and mineral by-products;

(2) representative samples of the Products must be retained by the Payor and assays (including moisture and penalty substances) and other appropriate analyses of these samples must be made before commingling to determine gross metal content of the Products and that the Payor must retain such analyses for a reasonable amount of time, but not less than 24 months, after receipt by the Recipient of the Royalty paid with respect to such commingled Products from the Property; and

(3) the amount of valuable metals contained in such Products and in the other ores, dore, concentrates, metals, minerals and mineral by-products are capable of being accurately verified by audit under Section 3.3.

4.3 Tailings

All tailings, residues, waste rock, spoiled leach materials, and other materials (collectively "Materials") resulting from the Payor's operations and activities on the Property shall remain subject to the Royalty should the Materials be processed or reprocessed, as the case may be, in the future and result in the production and Sale or other disposition of Products.

4.4 Activities to be conducted in a Proper Manner

The Payor must conduct its activities in relation to the Property in compliance with all Applicable Law and currently accepted standards and practices in the mining industry in Nevada.

4.5 Additional Property

If the Payor or any Affiliate or successor or assignee of the Payor stakes, applies for, and obtains or otherwise acquires, directly or indirectly, Additional Property, such rights or interests shall thereafter become part of the Property. In the event the Payor or any Affiliate or any successor or assign of the Payor surrenders, allows to lapse or otherwise terminates its interest in any portion or all the Property and reacquires a direct or indirect interest in respect of the land covered by the former Property, then the Royalty shall apply to such interest so acquired. The Payor must give written Notice to the Recipient within 10 days of any acquisition or reacquisition of the Property.

ARTICLE 5
RECORDS, ACCESS AND REPORTING

5.1 Records and Access

The Payor must:

(1) keep true, accurate and complete accounts and records to enable the Royalty to be calculated in accordance with this Royalty Agreement;

(2) permit the Recipient, after it has given reasonable Notice to the Payor, to inspect at the Payor's premises and at all reasonable times and with access to the Payor's relevant personnel, those accounts and records referred to in Subsection 5 .1 (1), and to make and take away with it copies of such accounts and records; and

(3) permit the Recipient to enter at its own cost and risk the Property for the purpose of inspecting the area and operations in it, provided that the Recipient does not unreasonably hinder the Payor's operations in the Property and complies with the Payor's instructions and directions, including in relation to health and safety and site conditions; provided further that the foregoing site visits shall not occur more than once per year, unless an audit under Section 3.3 shows that the Recipient has been underpaid, in which case the Recipient may conduct site visits at all reasonable times for a period of three years following such audit.

5.2 Operations Reports

At the same time as paying each Royalty payment under Section 3.2 the Payor must provide to the Recipient a report setting out in reasonable detail the following information ("Operations Report"):

(1) the quantity, type and grade of Products extracted during that Quarter;

(2) the quantity, type and grade of Products that have been processed during that Quarter and the location of the relevant facilities;

(3) the quantity, type and grade of all Products that have been Sold during that Quarter;

(4) the quantity and type of Product held or unsold during that Quarter;

(5) the Royalty for that Quarter and details of the Gross Revenue underlying the calculation of the Royalty;

(6) the cumulative total of Royalty payments paid to the Recipient under this Royalty Agreement (including the payment under Subsection 5.2(5)); and

(7) other pertinent information in sufficient detail to explain the calculation of the Royalty payment.

5.3 Annual Reports

(1) Prior to the commencement of mining within the Property, the Payor must provide to the Recipient an annual report in arrears outlining the following:

(a) the work carried out by or on behalf of the Payor within the Property during that year;

(b) an outline of the Payor's proposed activities within the Property during the next year;

(c) annual mineral resources and mineral reserves; and

(d) operating and exploration expenditure and forecasts.

(2) From the commencement of the payment of the Royalty, (pursuant to Subsection 3.1(2)), the Payor must provide the Recipient an annual report setting out the following:

(a) annual mineral resources and mineral reserves;

(b) operating and exploration expenditure and forecast; and

(c) annual production forecast, budget and life of mine plan.

5.4 New Product Resources or Reserves

If the Payor establishes a mineral resource or mineral reserve on any of the Property, the Payor must provide to the Recipient the reports pertaining to such resource or reserve as soon as practicable after the Payor makes a public declaration with respect to the establishment thereof.

ARTICLE 6
INDEMNITY

6.1 Indemnity

The Payor agrees that it will defend, indemnify, reimburse and hold harmless the Recipient, its Affiliates, and their respective agents and employees and their successors and assigns ( collectively the "Indemnified Parties"), and each of them, for, from and against any and all claims, demands, liabilities, actions and proceedings, that may be made or brought against the Indemnified Parties or which the Indemnified Parties may sustain, pay or incur that result from or relate to operations conducted on or in respect of the Property that result from or relate to the mining, handling, transportation, smelting or refining of the Products or the handling or transportation of the Products, including without limitation claims, demands, liabilities, actions and proceedings, in any way arising from or connected with any non-compliance with Environmental Law or any contaminants or Hazardous Substances on, in or under the Property or the soil, sediment, water or groundwater forming part thereof, whether in the past, present or future, or any contaminants or Hazardous Substances on any other lands or areas having originated or migrated from the Property or the soil, sediment, water or groundwater forming part thereof.

6.2 Limitation

The indemnity provided in Section 6.1 is limited to claims, demands, liabilities, actions and proceedings that may be made or taken against an Indemnified Party in its capacity as or related to the Recipient as a holder of the Royalty and will not include any indemnity in respect of any claims, demands, liabilities, actions and proceedings against an Indemnified Party in any other capacity.

6.3 Enforcement of Indemnity

It is not necessary for an Indemnified Party to incur expense or make payment before enforcing a right of indemnity conferred by this Royalty Agreement.

6.4 Survival of Indemnity

The indemnity in Section 6.1 is a continuing obligation, separate and independent from other obligations and will not be discharged by any one payment or act and will survive expiration or earlier termination of this Royalty Agreement.

ARTICLE 7
TITLE MAINTENANCE

7.1 Title Maintenance and Taxes

Subject to Section 7.2, the Payor must:

(1) not do or permit to be done, anything that may render the Property liable for forfeiture;

(2) maintain title to the Property, including without limitation, paying when due all taxes, duties or other payments on or with respect to the Property and doing all things and making any investments required by Applicable Law or appropriate to maintain the right, title and interest of the Payor and the Recipient, respectively, in the Property and under this Royalty Agreement; and

(3) perform all required assessment work (whether statutory or contractual), pay all maintenance fees and make such filings and recordings on the Property as are necessary to maintain title to the Property in accordance with Applicable Law and regulations.

7.2 Abandonment

(1) Subject to Section 7.3, if the Payor intends to abandon or surrender the Property or any portion thereof (the "Abandonment Property"), the Payor must give Notice of such intention to the Recipient at least 90 days in advance of the proposed date of abandonment or surrender (the "Surrender Date") along with details of any Encumbrances on the Property created by, through or under the Payor. Within 30 days of receipt of such Notice, the Recipient may deliver

Notice to the Payor that the Recipient desires the Payor to convey the Abandonment Property to the Recipient on the Surrender Date and, if the Recipient desires to have the Property conveyed to it, then the Payor must convey the Abandonment Property to the Recipient, which will be on an "as is" basis in consideration for the sum of $1.00. The Payor must obtain all approvals and consents required by any third Person or Governmental Body to effect this transfer.

(2) If the Recipient does not request conveyance of the Abandonment Property on or before the date of the Payor's proposed abandonment or surrender of the Abandonment Property, then the Recipient's right to have such property reconveyed will be terminated concurrently with the abandonment or surrender of the Abandonment Property.

(3) For greater certainty, if, for any reason, the Property or any portion thereof which is proposed to be abandoned or surrendered by the Payor, is not abandoned, surrendered or transferred to the Recipient in accordance with this Section 7 .2, then the Royalty shall continue to be payable on such Property and the Payor will not proceed with any abandonment or surrender of such of the Property without again complying with the provisions of this Section 7.2 and so on from time to time.

7.3 Amendment and Relocation of Unpatented Mining Claims

Notwithstanding Section 7.2, on not less than 15 days' advance Notice to the Recipient and the Recipient's advance written consent, the Payor shall have the right to amend or relocate any of the unpatented mining claims and millsites which constitute part of the Property or to locate any additional unpatented mining claims or millsites which are intended to correct, supersede or otherwise take the place of the unpatented mining claims which constitute all or part of the unpatented claims and to acquire or locate other unpatented mining claims or millsites on the land embraced in the Property. In such event, all such unpatented mining claims and millsites shall automatically be brought within the terms and provisions of this Royalty Agreement, to the extent permitted by Applicable Law, and the Payor shall execute and deliver any instrument which the Recipient reasonably requires to evidence the inclusion of such unpatented mining claims and millsites within the coverage of this Royalty Agreement.

7.4 Grant of Encumbrances

(1) Except as permitted in Subsection 7.4(2), the Payor covenants in favour of the Recipient that it will not grant any Encumbrance over the Property without the holder of such Encumbrance agreeing in writing that:

(a) such Encumbrance shall be to the greatest extent allowed by Applicable Law, subordinate and subject to the Royalty and the Recipient's rights under this Royalty Agreement;

(b) any realization on the Property that is the subject of such Encumbrance shall continue to be subject to the Royalty; and

(c) the Person to whom any disposition of such Property is made will provide the Recipient with a written undertaking by that Person, whereby such Person agrees to perform and be bound thereafter by this Royalty Agreement to the same extent and degree with respect to the interest which has been assigned to it as it would as if such Party had been a party to this Royalty Agreement.

(2) Notwithstanding the foregoing, the Parties agree that the Payor may grant a Permitted Mortgage to a Permitted Mortgagee.

ARTICLE 8
ASSIGNMENT

8.1 Assignment by the Recipient

The Recipient may convey or assign all or any undivided portion of the Royalty payable, including for an indefinite period or for a stated term of years or up to a specified dollar amount, provided that such assignment will not be effective against the Payor until the Recipient has delivered to the Payor Notice of the assignment.

8.2 Assignment by Payor and Parentco

The Payor and Parentco must not transfer, sell, assign or otherwise dispose of all or any interest in this Agreement or in the Property unless:

(1) the Recipient consents to the assignment (such consent not to be unreasonably withheld);

(2) the assignee, the Recipient and the Payor have entered into an instrument under which the assignee covenants to be bound by the terms of this Royalty Agreement (to the extent of the interest assigned); and

(3) if the Recipient has been granted a mortgage or other security agreement in respect of the Property which secures the payment of the Royalty and obligations contained in this Royalty Agreement, then the assignee must covenant to be bound by the terms of such mortgage or security agreement in a form acceptable to the Recipient.

ARTICLE 9

CONFIDENTIALITY

9.1 Confidentiality

(1) Subject to Subsection 9 .1 (2), each Party covenants with the other that it will keep confidential all information flowing to a Party by reason of the operation of this Royalty Agreement, including any information regarding a Party's Affiliates ("Confidential Information").

(2) Each Party undertakes that neither it nor its directors, officers, employees, agents or contractors will, without the prior written consent of the other Party, disclose any Confidential Information to any third Person unless:

(a) the disclosure is expressly permitted by this Royalty Agreement;

(b) the information is already in the public domain (unless it entered the public domain because of a breach of this Section 9 .1 by the Party);

(c) the disclosure is made on a confidential basis to the Party's officers, employees, agents, financiers or professional advisers, and is necessary for the Party's business;

(d) the disclosure is necessary to comply with any Applicable Law, or an order of a court or tribunal;

(e) subject to Subsection 9.1(2)(i), the disclosure is necessary to comply with a directive or request of any Governmental Body, securities regulator or stock exchange (whether or not having the force of law) so long as a responsible person in a similar position would comply;

(f) subject to Subsection 9.1(2)(i), the disclosure is necessary or desirable to obtain an authorization from any Governmental Body, securities regulator or stock exchange;

(g) the disclosure is necessary in relation to any discovery of documents, or any proceedings before a court, tribunal, other Governmental Body, securities regulator or stock exchange;

(h) the disclosure is made on a confidential basis to a prospective assignee or financier of the Party, or to any other person who proposes to enter into contractual relations with the Party and agrees to keep the disclosure confidential in accordance with this Section 9 .1; or

(i) before disclosing any Confidential Information to a Governmental Body or securities regulator in accordance with Subsections 9 .1 (2)( e) or 9.1(2)(f), the disclosing Party must use its best endeavours to provide the other Party with a draft of the proposed disclosure for its consideration and comment.

9.2 Announcements

Each Party agrees that before it makes any public announcement regarding the execution of this Royalty Agreement, it will provide a copy of the proposed announcement to the other Party at least 48 hours prior to the time that the announcement is intended to be made. The Party making the announcement shall consider in good faith any reasonable additions or amendments to its proposed announcement requested by the other Party.

ARTICLE 10

MISCELLANEOUS

10.1 Governing Law

(1) This Royalty Agreement is governed by the Law in force in the State of Nevada.

(2) Subject to Section 10.2, the Parties irrevocably submit to the exclusive jurisdiction of the courts exercising jurisdiction in the State of Nevada and any court that may hear appeals from any of those courts for any proceeding in connection with this Royalty Agreement, subject only to the right to enforce a judgment obtained in any of those courts in any other jurisdiction.

10.2 Dispute Resolution

Any dispute, controversy or claim between the Parties, arising out of or relating to this Royalty Agreement, or the execution, interpretation, breach, termination, or invalidity thereof, shall be determined by arbitration in accordance with the rules of the American Arbitration Association ("AAA") except to the extent it is inconsistent with the provisions of this Royalty Agreement and judgment on the award rendered by the arbitrators may be entered in any court having jurisdiction over the relevant Party or its assets. The place of arbitration shall be Reno, Nevada and the arbitration shall be conducted in the English language and based upon the following:

(a) a Party requiring arbitration of a Dispute (the "Initiating Party") shall deliver a Notice indicating that it requires the Dispute to be submitted to arbitration ("Notice of Arbitration"). The Notice of Arbitration will describe the Dispute to be resolved and propose a single arbitrator;

(b) it the Party receiving the Notice (the "Responding Party") does not accept the arbitrator proposed by the Initiating Party, it may suggest another arbitrator ("Notice of Alternative Arbitrator") within 10 days of the receipt of the Notice of Arbitration. The Initiating Party shall have 10 days after the receipt of such notice of Alternative Arbitrator to accept or reject such suggestion. If a Party does not respond to the other Party within 10 days after the receipt of the Notice of Arbitration or Notice of Alternative Arbitrator, as the case may be, it will be deemed to have accepted the arbitrator proposed by the other Party. All arbitrators shall be independent of the Parties;

(c) if the Initiating Party does not accept the arbitrator suggested by the Responding Party in the Notice of Alternative Arbitrator, the Arbitration will be heard by a panel of three arbitrators. Such panel will be comprised of the two arbitrators suggested by the Parties and such two arbitrators shall appoint the third arbitrator within 10 days, failing which the arbitrator shall be appointed according to the AAA; and

(d) the arbitrators shall reduce their award to writing and deliver one copy thereof to each of the Parties, and such award will be final and binding upon the Parties.

Nothing in this provision shall prevent any Party from seeking conservatory or interim measures, including, but not limited to, attachments, temporary restraining orders or preliminary injunctions or their equivalent, from any court having jurisdiction thereof, either before or after the arbitral tribunal is constituted.

10.3 Other Activities and Interests

This Royalty Agreement and the rights and obligations of the Parties hereunder are strictly limited to the Property and Additional Property, if any. Each Party will have the free and unrestricted right to enter into, conduct and benefit from any and all business ventures of any kind whatsoever, whether or not competitive with the activities undertaken pursuant hereto, without disclosing such activities to the other Party or inviting or allowing the other to participate therein, including activities involving mineral titles adjoining the Property or Additional Property, if any.

10.4 No Partnership

This Royalty Agreement is not intended to, and will not be deemed to, create any partnership between Parentco and Payor on the one hand and Recipient on the other hand including, without limitation, a mining partnership or commercial partnership. The obligations and liabilities of Parentco and Payor on the one hand and Recipient on the other hand will be several and not joint and no Party on the one hand will have or purport to have any authority to act for or to assume any obligations or responsibility on behalf of any Party on the other hand. Nothing herein contained will be deemed to constitute a Party on the one hand the partner, agent or legal representative of a Party on the other hand or to create any fiduciary relationship between the Party on the other hand.

10.5 Notice

Any notice, demand, consent or other communication ("Notice") given or made under this Royalty Agreement:

(1) must be in writing and signed by a person duly authorised by the sender;

(2) must be delivered to the intended recipient by hand, courier, facsimile or email to the addresses below or the addresses last notified by the intended recipient, to the sender:

(a) to the Recipient:

MF2, LLC

c/o Butterfield Fulcrum Group (Bermuda) Limited
[Redacted]
[Redacted]

Attention: David Brown
Facsimile No.: [Redacted]
Email: [Redacted]

With a copy to:

Fasken Martineau DuMoulin LLP
[Redacted]
[Redacted]
[Redacted]

Attention: Nancy Eastman
Facsimile No. [Redacted]

(b) to Parentco and to the Payor:

Western Lithium USA Corporation
[Redacted]

[Redacted]
[Redacted]

Attention: Tracy Hansen
Facsimile No.: [Redacted]
Email: [Redacted]

With a copy to:
Goodmans
[Redacted]
[Redacted]

Attention: David Redford

Facsimile No. [Redacted]

Email: [Redacted]

(3) Any Notice will be deemed to have been given and received:

(a) if personally delivered, then on the day of personal service to the recipient Party, provided that if such date is a day other than a Business Day such

Notice will be deemed to have been given and received on the first Business Day following the date of personal service;

(b) if by pre-paid registered mail, then the first Business Day, after the expiration of 5 days following the date of mailing; or

(c) if sent by facsimile transmission or e-mail and successfully transmitted prior to 4:00 pm on a Business Day where the recipient is located, then on that Business Day, and if transmitted after 4:00 pm on a Business Day where the recipient is located or on the day that is not a Business Day where the recipient is located, then on the first Business Day following the date of transmission.

A Party may at any time change its address for future Notices hereunder by Notice in accordance with this Section.

10.6 Compliance with National Instrument 43-101

The Parties acknowledge that the Recipient or Affiliates thereof may become subject to NI 43-101. The Payor hereby covenants that upon written request by the Recipient or an Affiliate thereof, it shall:

(1) provide any and all necessary technical data on the Property as reasonably requested by the Recipient;

(2) grant access to the Property to the Recipient, its Affiliates or any representative thereof for personal inspection of the Property; and

(3) allow any report prepared for the Payor in accordance with NI 43-101 to be used by the Recipient or its Affiliates in any technical report prepared for the Recipient or its Affiliates, on a condition that a "qualified person" (as such term is defined in NI 43-101) engaged by the Recipient is the author of the report prepared for the Recipient or its Affiliates.

10.7 Further Assurances

Each Party will, at the request of another Party and at the requesting Party's expense, execute all such documents and take all such actions as may be reasonably required to effectuate the purposes and intent of this Royalty Agreement.

10.8 Guarantee of Obligations of Payor

If the Payor fails to perform or satisfy any of its obligations under this Royalty Agreement, then upon Notice given by Recipient to Parentco to that effect, Parentco must forthwith perform or satisfy all such obligations specified in the Notice. For purposes of this guarantee of obligation, Parentco shall be deemed to be a primary obligor and not merely a surety.

10.9 Entire Agreement

This Royalty Agreement constitutes the entire agreement among the Parties with respect to the subject matter hereof and cancels and supersedes any prior understandings and agreements between or among the Parties with respect thereto.

10.10 Amendments and Waiver

No modification of or amendment to this Royalty Agreement shall be valid or binding unless set forth in writing and duly executed by the Parties and no waiver of any breach of any term or provision of this Royalty Agreement shall be effective or binding unless made in writing and signed by the Party purporting to give the same and, unless otherwise provided, shall be limited to the specific breach waived.

10.11 Time of the Essence

Time is of the essence in the performance of any and all of the obligations of the Parties, including, without limitation, the payment of monies.

10.12 Counterparts

This Royalty Agreement may be executed in two or more counterparts (including counterparts delivered by facsimile or email), all of which, taken together, shall be regarded as one and the same Royalty Agreement. Counterparts may be delivered by facsimile or email and the Parties adopt any signatures received by facsimile or email as original signatures of the Parties.

10.13 Parties in Interest

This Royalty Agreement will enure to the benefit of and be binding on the Parties and their respective successors and permitted assigns.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the Parties have caused this Royalty Agreement to be executed and delivered as of the date first set forth above.

WESTERN LITHIUM USA
CORPORATION

By:  /s/ Eduard Epshtein

Name: Eduard Epshtein
Title: Chief Financial Officer

PROVINCE OF BRITISH COLUMBIA )

 ) ss.

CITY OF VANCOUVER )

                 This instrument was acknowledged before me on February 6, 2013 by Eduard Epshtein as Chief Financial Officer of WESTERN LITHIUM USA CORPORATION, a British Columbia corporation.

/s/ Peter Crawford
Notary Public

[SEAL]

KV PROJECT LLC

By: /s/ Eduard Epshtein
       Name: Eduard Epshtein
       Title: Secretary/Treasurer

PROVINCE OF BRITISH COLUMBIA )

 ) ss.

CITY OF VANCOUVER )

                 This instrument was acknowledged before me on February 6, 2013 by Eduard Epshtein as Secretary/Treasurer of KV Project LLC, a Nevada limited liability company.

/s/ Peter Crawford

Notary Public

[SEAL]

MF2, LLC, by its sole member, BCKP
Limited

By: /s/ R. Arliss Francis

Name: R. Arliss Francis

Title: Director

Hamilton, Bermuda                                )

 ) ss.

 )

                 This instrument was acknowledged before me on February 6, 2013 by R. Arliss Francis as a director of BCKP Limited, the sole member of MF2, LLC, a Delaware limited liability company.

/s/ Heidi A. Daniels-Roque

Notary Public

[SEAL]

SCHEDULE A

DESCRIPTION OF THE PROPERTY

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